SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                         -------------------------

                               SCHEDULE 13D/A
                               (RULE 13D-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-
           1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                            (AMENDMENT NO. 16)1

                             AQUA ALLIANCE INC.
                              (Name of Issuer)

                            CLASS A COMMON STOCK
                              $.001 PAR VALUE

                                 038367108
                               (CUSIP Number)

                          Martha E. McGarry, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               April 1, 1999
          (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on following pages)

                               (Page 1 of 8)
-------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO. 009058108                   13D


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(1)   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            VIVENDI (FORMERLY NAMED COMPAGNIE GENERALE DES EAUX)
----------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP
                                                                     (A) [x]
                                                                     (B) [_]
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(3)   SEC USE ONLY
----------------------------------------------------------------------------
(4)   SOURCE OF FUNDS
            OO
----------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)
                                                                       [-]
----------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
            FRANCE
----------------------------------------------------------------------------
                                         (7)  SOLE VOTING POWER
                                              COMMON STOCK: 153,609,975
                                              (SEE ITEM 5)
                                         -----------------------------------
               NUMBER OF                 (8)   SHARED VOTING POWER
                 SHARES                        NONE
              BENEFICIALLY               -----------------------------------
                OWNED BY                 (9)   SOLE DISPOSITIVE POWER
                  EACH                         COMMON STOCK: 153,609,975
               REPORTING                       (SEE ITEM 5)
              PERSON WITH                -----------------------------------
                                         (10)  SHARED DISPOSITIVE POWER
                                               NONE
-----------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      COMMON STOCK:  153,609,975  (SEE ITEM 5)
-----------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES
                                                                       [-]
-----------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            83.0%
-----------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON
            CO

--------------------



            Vivendi (formerly named Compagnie Generale des Eaux) ("Vivendi") hereby amends and supplements the report on Schedule 13D, originally filed on May 23, 1990, as amended (the "Schedule 13D"), with respect to its ownership of shares of Class A Common Stock, par value $.001 per share (the "Class A Common Stock"), of Aqua Alliance Inc. (formerly named Air & Water Technologies Corporation), a Delaware corporation ("AAI"). Capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Schedule 13D.

            The Schedule 13D is hereby amended as follows:

ITEM 1. SECURITY AND ISSUER.

            The response set forth in Item 1 of the Schedule 13D is hereby amended and supplemented by adding the following information:

                  Effective October 13, 1998, Air & Water Technologies Corporation changed its name to "Aqua Alliance Inc." (hereinafter "AAI") and relocated its principal executive offices. The new address of AAI's principal executive offices is 30 Harvard Mill Square, Wakefield, Massachusetts 01880.

ITEM 2. IDENTITY AND BACKGROUND.

            The response set forth in Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information:

                  Effective May 15, 1998, Compagnie Generale des Eaux changed its name to "Vivendi" (hereinafter "Vivendi").

                  On December 31, 1998, all of the shares of Class A Common Stock beneficially owned by Vivendi, including all of the shares of Class A Common Stock held by Vivendi North America Company (formerly named Anjou International Company), were transferred to Vivendi's wholly-owned subsidiary, Vivendi North America Operations, Inc., a Delaware corporation ("VNAO").

                  VNAO is a holding company for certain interests of Vivendi in the United States. The address of the principal business and office of VNAO is c/o Vivendi North America Management Services, Inc., 800 Third Avenue, New York, New York 10022. The name, business address, present principal occupation or employment (including name and address of employer) and citizenship of each executive officer and director of VNAO is set forth on Schedule D hereto and is incorporated by reference herein.

                  During the last five years, neither VNAO, nor any person controlling VNAO nor, to the best of VNAO's knowledge, any of the persons listed on Schedule D hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4. PURPOSE OF TRANSACTION.

            The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

                  On April 1, 1999, AAI announced that Vivendi
      ("Vivendi"), its largest stockholder, had on such date submitted to members of a Special Committee of AAI's Board of Directors a proposal to take AAI private for $2.00 per share in cash for each outstanding share of Class A Common Stock. The formation of the Special Committee has been formally authorized by AAI's Board of Directors for the purpose of examining issues arising from the announcement on March 22 by Vivendi that it had agreed to acquire United States Filter Corporation. The Special Committee is made up of the two independent directors of AAI. On April 1, 1999, AAI issued a press release concerning the offer and the formation of the Special Committee. A copy of the press release is attached hereto as Exhibit 99.9 and is incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number    Title
--------------    -----

    99.9          Press release of AAI dated April 1, 1999.




                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  VIVENDI


                                 By: /s/ Guillaume Hannezo
                                    -------------------------------
                                    Name:  Guillaume Hannezo
                                    Title: Chief Financial Officer

Date: April 1, 1999




                               EXHIBIT INDEX



EXHIBIT NO.                   DESCRIPTION                         PAGE NO.
----------                    -----------                         -------

   99.9            Press release of AAI dated April 1, 1999.         8




                                                                  SCHEDULE D



                    DIRECTORS AND EXECUTIVE OFFICERS OF
                   VIVENDI NORTH AMERICA OPERATIONS, INC.


      The name, title, business address and present principal occupation or employment (including the name and address of employer) of each executive officer and director of Vivendi North America Operations, Inc. are set forth below. If no business address is given, the executive officer's or director's address is c/o Vivendi North America Management Services, Inc., 800 Third Avenue, New York, New York 10022. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Vivendi North America Operations, Inc.


   NAME AND      TITLE            PRESENT PRINCIPAL OCCUPATION      CITIZENSHIP
   BUSINESS      -----            ----------------------------      -----------
   ADDRESS                       (including name and address of
   --------                               employer)*

Michel Avenas    Director,        President of Vivendi North           French
                 President        America Company

Christian G.     Vice President,  Vice President, Chief Financial      United
Farman           Treasurer        Officer of Vivendi North America     States
                                  Company

Neil Lawrence    Vice President,  Vice President, General Counsel      United
Lane             Secretary        of Vivendi North America             States
                                  Company



* Same address as executive officer's or director's business address except where indicated.